EXHIBIT 2.7

MARCH 2004 SUPPLEMENTAL AGREEMENT

This MARCH 2004 SUPPLEMENTAL AGREEMENT (“Agreement”) is made between Fog Cutter Capital Group, Inc. (“FCCG”) and Fatburger Holdings, Inc. (“Fatburger”) as of March 10, 2004.

RECITALS

A.            Fatburger and FCCG entered into the Preferred Stock Purchase Agreement on January 12, 2004. Subsequently, Fatburger and FCCG have had additional discussions regarding additional financing arrangements between them. This agreement sets forth the conclusion of such discussions.

B.            FCCG intends to extend a line of credit to Fatburger for a period ending on May 15, 2004, pursuant to an Unsecured Line of Credit Agreement and Promissory Note (together “Line of Credit”).

C.            FCCG and Fatburger intend to amend the terms of the Series A-1 Preferred Stock Certificate of Designations and the Series D Preferred Stock Certificate of Designations to provide a different time frame for redeeming the Series D preferred stock (together the “Amendments”).

D.            FCCG and Fatburger intend that these transactions occur simultaneously and that the effectiveness of each resolution and agreement depends on the concurrent effectiveness of the other items.

Wherefore, in consideration of the covenants and premises set forth in this Agreement, the parties agree as follows:

1.             Waiver of Default. FCCG waives any default of Fatburger under section 10.8 of the Preferred Stock Purchase Agreement existing on the date of this Agreement and waives the occurrence of any “Trigger Event” under the Series D Certificate of Designations relating to section 10.8 of the Preferred Stock Purchase Agreement.

2.             Miscellaneous.

2.1          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, excluding those laws that direct the application of the laws of another jurisdiction.

2.2          Headings.  The headings of the sections of this Agreement are for convenience and shall not be considered in construing or determining the interpretation of this Agreement.

2.3          Notices.  Any notice required or permitted hereunder shall be given in writing and shall be conclusively deemed effectively given upon personal delivery or delivery by courier, in either such case with delivery confirmed, or three days after deposit in the United States mail, by registered or certified mail, postage prepaid, addressed (a) if to the Fatburger, as set forth below the Fatburger’s name on the signature page of this Agreement, and (b) if to the FCCG, at the FCCG’s address as set forth below the FCCG name on the signature pages of this Agreement, or at such other address as the Fatburger or the FCCG may designate by 10 days’ advance written notice.

2.4          Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of, or a written instrument signed by the Fatburger and the FCCG.  Any amendment or waiver effected in accordance with this Section 5.4 shall be binding upon the Fatburger and FCCG and their respective successors and assigns.

2.5          Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

2.6          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.7           Effective Time. This Agreement shall be effective if and only if the Amendments are filed in the State of Delaware and the parties have executed the Unsecured Line of Credit Agreement and Fatburger and Fatburger Corporation have executed the Promissory Note.

2.8           Taxes.For so long as FCCG or any affiliate of FCCG owns any shares of Series D-1 Preferred Stock of Fatburger, is owed any money by Fatburger or any direct or indirect subsidiary of Fatburger, or is obligated to loan any funds to Fatburger or any such subsidiary,  Fatburger shall, and shall cause those subsidiaries to, pay and discharge, when due, any and all taxes (including any interest or penalties), tax indebtedness, tax obligations and tax assessments owed by or relating to any of them or any of their properties, except such as they in good faith may contest or as to which a bona fide dispute may arise, provided that (in the case of such a contest or dispute) arrangements are made for the eventual payment thereof and all related interest and penalties if it is ultimately found or resolved that the same must be paid. Notwithstanding the foregoing, Fatburger shall, and shall cause the Subsidiaries to, become current on sales tax payments on or before May 15, 2004.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this March 2004 Supplemental Agreement as of the date first written above.

Fatburger:	FATBURGER HOLDINGS, INC.

By:
Keith Warlick, Chief Executive Officer

Address: 1218 Third Promenade
Santa Monica, California 90401-1308

FCCG:	FOG CUTTER CAPITAL GROUP INC.

By:
Andrew A. Wiederhorn, Chairman and
Chief Executive Officer

Address: 1410 SW Jefferson Street
Portland, Oregon 97201-2548

Signature Page to March 2004 Supplemental Agreement